ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 14, 2018	Abigail Jeck T +1 617 854 2621 F +1 617 235 9475 abigail.jeck@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:                             Post-Effective Amendment Number 31 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) (the “Trust”) on Form N-1A filed on October 5, 2018, Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”)

Dear Ms. White:

On October 5, 2018, the Trust filed the above-referenced amendment to the Registration Statement of the Trust (“Amendment No. 31”), for the purpose of registering for public offer and sale the Institutional Class and Class K shares of The International Smaller Companies Fund (the “Fund”), a new series of the Trust. On November 20, 2018, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided comments regarding Amendment No. 31 by telephone to George B. Raine and Abigail Jeck of Ropes & Gray LLP, counsel to the Trust, and to Gareth Griffiths and Kate Robinson of Baillie Gifford Overseas Limited, the investment adviser to the Fund (the “Manager”). We respectfully submit this comment response letter on behalf of the Trust. For convenience of reference, the corresponding comment is summarized before each of the Trust’s responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

To the extent responses below indicate that a change will be made in response to a comment but do not otherwise specify the timing, the change will be reflected in an amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act. Amendment No. 31 is scheduled to become effective on December 19, 2018. As discussed with the Staff, the Trust intends to make the 485(b) filing for the Fund in advance of that date, with an effective date of December 19, 2018.

December 14, 2018

1.                                      Comment: Please update the series and class identifiers on EDGAR with the Fund’s ticker symbol when it becomes available.

Response: The Trust will update its series and class identifiers with the Fund’s ticker symbol in connection with the Fund’s Rule 485(b) amendment.

2.                                      Comment: Please provide the Staff with the Fund’s completed fee table and expense examples prior to effectiveness of the Fund’s Registration Statement.

Response: The requested information was provided to the Staff via electronic mail on December 12, 2018. The Trust, on behalf of the Fund, undertakes to supplement its response if there are any material changes to the fee table or expense examples prior to filing the Fund’s Rule 485(b) amendment.

3.                                      Comment: The Fund states in footnote (b) to the table under Fund Summary—Annual Fund Operating Expenses that “Class K and Institutional Class were unfunded as of December 31, 2017. Therefore Other Expenses have been estimated for the current fiscal year assuming Fund assets of $25 million, the minimum initial investment amount for Class K shares.” Please supplementally explain the rationale for assuming Fund assets of $25 million.

Response: The Fund will revise the Annual Fund Operating Expenses table in the Fund Summary so that Other Expenses are estimated based on Fund assets of $1 million. It is currently anticipated that the Manager or its affiliate will seed the Fund with a $1 million investment, therefore the Fund believes it is reasonable to assume Fund assets of $1 million for purposes of estimating Other Expenses for the Fund’s initial fiscal year.

4.                                      Comment: Please confirm that the fee waiver/expense reimbursement agreement referred to in footnote (c) to the table under Fund Summary—Annual Fund Operating Expenses will extend for at least one year beyond the date of the Fund’s Prospectus.

Response: The Fund confirms that the footnote referenced in the above comment will reflect that the fee waiver/expense reimbursement arrangement will extend for at least one year beyond the date of the Prospectus in the effective Registration Statement.

5.                                      Comment: The Fund Summary—Principal Investment Strategies section of the Prospectus includes the following disclosure: “The Fund may continue to hold, and may increase its investment in, portfolio companies whose market capitalization subsequently increases, although the Fund typically will not seek to increase the percentage of its portfolio invested in any company whose market capitalization is in excess of $5 billion (e.g., the Fund may maintain relative portfolio weightings in response to Fund inflows).” Please revise the quoted disclosure so that it is written in Plain English.

December 14, 2018

Response: The Fund will revise the disclosure in question as follows:

The Fund may continue to hold, and may increase its investment in, portfolio companies whose market capitalization subsequently increases.~~, although t~~The Fund typically will not seek to increase the percentage of its portfolio invested in any company whose market capitalization is in excess of $5 billion. However, in cases where the market capitalization of a portfolio company has increased above $5 billion, the Fund may continue to purchase additional shares of that company so long as the percentage of the Fund’s portfolio represented by that company will be the same as or lower than it was before the company’s market capitalization increased above $5 billion. ~~(e.g., the Fund may maintain relative portfolio weightings in response to Fund inflows).~~

6.                                      Comment: The Fund Summary—Principal Investment Strategies section of the Prospectus includes the following disclosure: “The Fund currently defines a ‘smaller company’ as a company with a market capitalization that does not exceed $10 billion.” Please supplementally explain why the Fund considers companies with a market capitalization up to $10 billion to be smaller companies. Are there industry indices, classifications used by mutual fund rating organizations, or definitions used in financial publications that support this view?

Response: The Fund respectfully notes that when selecting companies for initial inclusion in the Fund’s portfolio, the Fund will seek to invest in companies with a market capitalization in the region of $2 billion or lower. The Fund does not intend to make initial purchases of companies with market capitalizations of $10 billion. However, the Fund defines a “smaller company” as a company with a market capitalization that does not exceed $10 billion for the purposes of its 80% test in order to accommodate portfolio companies whose market capitalization subsequently increases after initial purchase.

The Fund believes that its definition of “smaller company” is consistent with the Staff’s guidance regarding Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is not aware of Commission or Staff guidance indicating that “smaller company” must be defined solely by reference to independent third party criteria and notes that when Rule 35d-1 was adopted, the Commission stated that, “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”(1) The Staff reaffirmed this reasonableness standard subsequent to the adoption of Rule 35d-1.(2)

The Fund maintains that its definition of “smaller companies” is reasonable, especially when read within the context of the Fund’s Principal Investment Strategies, which make clear that the Fund

(1)  See footnote 43 to Investment Company Act Release No. 24828 (January 17, 2001).

(2)  See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Q.6, http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

December 14, 2018

will seek to invest in companies with a market capitalization in the region of $2 billion or lower when selecting companies for initial inclusion in the Fund’s portfolio. The Fund further maintains that its definition of “smaller companies” is not misleading to investors in that it would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.(3)

The Staff has suggested that a Fund “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications” when developing a definition of the term small-capitalization (emphasis added).(4) The Fund respectfully notes that the largest constituent stock of the Fund’s benchmark, the MSCI ACWI ex-USA Small Cap Index, fluctuates and at times has been in excess of $10 billion. For instance, on September 30, 2017, two constituents of the MSCI ACWI ex-USA Small Cap Index had a market capitalization in excess of $10 billion. It is important to observe that a “smaller company” is not synonymous with a “small-capitalization” stock or similar terms regularly used in the industry. Nevertheless, even assuming for the sake of argument an equivalency between the terms, the Fund respectfully submits that the $10 billion limit is appropriate.

7.                                      Comment: The Fund states in the Fund Summary—Principal Investment Strategies section of the Prospectus that it may invest in equity securities either directly or indirectly, such as through depositary receipts and may invest in preferred stocks, convertible securities and warrants. Please add separate risk disclosure in the Fund Summary—Principal Risks section of the Prospectus relating to investments in depositary receipts, preferred stocks, convertible securities and warrants.

Response: While the Fund maintains the flexibility to invest in depositary receipts, preferred stocks, convertible securities and warrants from time to time, the Fund does not believe that additional risk disclosure regarding these instruments in the Fund summary section is warranted based on the limited nature of the Fund’s planned investment in these instruments. The Fund respectfully submits that the Equity Securities Risk included in response to Item 9 of Form N-1A discusses in sufficient detail the risks associated with the Fund’s investment in depositary receipts, preferred stocks, convertible securities and warrants. In addition, the Fund’s SAI includes additional disclosure on the features and risks associated with these instruments. The Trust believes this disclosure is appropriate based on the limited nature of the Fund’s intended investments in these instruments.

Furthermore, the Fund believes that its current summary risk disclosure is consistent with the SEC’s pronouncements in Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009), the SEC staff positions taken in the Investment Management Guidance Update 2014-08, and the recent comments of the Director of the Division of Investment Management at the ICI

(3)  See Investment Company Act Release No. 24828, Section II.C.1 (January 17, 2001).

(4)  See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Q.6, http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

December 14, 2018

Securities Law Developments Conference.(5) The Fund believes that this guidance stands for the proposition that the summary section of a prospectus should be succinct, clear and concise, and that unnecessarily long and duplicative summary sections undermine the usefulness of the disclosure. The Fund believes that including, in the Fund summary, separate detailed disclosure of the risks associated with depositary receipts, preferred stocks, convertible securities and warrants would make the Fund summary less succinct, clear and concise and may undermine its usefulness.

8.                                      Comment: Given the Fund’s stated ability to hold convertible securities, please supplementally advise whether the Fund intends to invest in contingent convertible securities, and, if so, please consider what related disclosure should be added, if any.

Response: The Fund confirms that it does not currently intend to invest in contingent convertible securities.

9.                                      Comment: Please reorder the risks in the Fund Summary—Principal Risks section of the Prospectus so that they appear in order or materiality instead of alphabetical order.

Response: As discussed with the Staff, the Fund will reorganize the order of the risks in the Fund Summary—Principal Risks section of the Prospectus so that the most material risks appear as the first five risks in that section. The remainder of the risks will appear in alphabetical order. The introduction to the Fund Summary—Principal Risks section of the Prospectus will identify the ordering of the risks.

10.                               Comment:  Please explain supplementally how the Fund will value derivatives for purposes of determining whether the Fund complies with its 80% investment policy in accordance with Rule 35d-1 under the 1940 Act (its “Name Policy”).

Response: Consistent with the purposes of Rule 35d-1, when determining compliance with the Fund’s Name Policy, the Fund evaluates its derivative positions based on their economic characteristics.(6)  Accordingly, if the Fund believes that a derivative contract’s face or notional value is the most appropriate measure of that contract’s economic characteristics and potential impact on the Fund’s performance then the Fund will use that contract’s notional value for purposes of determining compliance with the Fund’s Name Policy.

11.                               Comment: Under Additional Investment Strategies—Investment Companies, the Prospectus states: “the Fund may invest up to 10% of its total assets through investment companies or other

(5)  See Dalia Blass, Director, Division of Investment Management, Keynote Address — ICI Securities Law Developments Conference (Oct. 25, 2018).

(6)  Investment Company Act Release No. 24828 n.13 (January 17, 2001) (the SEC stated that, “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”)

December 14, 2018

collective investment vehicles….” Please confirm that if Acquired Fund Fees and Expenses exceed one basis point, that such fees would be disclosed in the Fund’s fees and expenses table.  Furthermore, if investment in other investment companies or other collective investment vehicles constitutes a principal investment strategy of the Fund, please add this to the Fund Summary—Principal Investment Strategies section of the Fund’s Prospectus and include appropriate risk disclosure in the Fund summary section.

Response: While the Fund maintains the flexibility to invest up to 10% of its total assets through investment companies or other collective investment vehicles, the Fund does not believe that additional strategy or risk disclosure in the Fund summary section is warranted based on the limited nature of the Fund’s planned investment in these vehicles. The Trust confirms that if the Fund’s investments in other funds that are required, under Form N-1A and related guidance, to be included within Acquired Fund Fees and Expenses (“AFFE”) cause the Fund’s AFFE to exceed one basis point, such fees would be disclosed in the Fund’s fees and expenses table.

12.                               Comment:  The section titled Additional Information about Active Share includes the following disclosure: “Generally, more concentrated portfolios tend to have a higher Active Share then do more broadly diversified portfolios that take into account their benchmark index’s holdings.” Please clarify why this would be true.

Response: The Fund intends to remove the section titled Additional Information about Active Share and all other discussion of “active share” in the Fund’s Registration Statement, and therefore we presume that the Staff does not require the requested clarification.

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Please feel free to contact me at 617-854-2621 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Abigail Jeck

Abigail Jeck

cc:                                Gareth Griffiths, Baillie Gifford Overseas, Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.